Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 3
DATED NOVEMBER 12, 2003
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 3 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 2 dated November 7, 2003 and Supplement No. 1 dated October 23, 2003, and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding a property we intend to acquire.

Potential Property Acquisitions

We are currently considering acquiring the property listed below. Our decision to acquire this property will generally depend upon:

  no material adverse change occurring relating to the property, the tenants or in the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make this acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of this property. We cannot guarantee that we will complete this acquisition.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that the property is well located, has acceptable roadway access, is well maintained and has been professionally managed. The property will be subject to competition from similar shopping centers within their market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire this property.

Albertson's Grocery Store, Loveland, Colorado

We anticipate purchasing an existing single user retail center known as Albertson's Grocery Store containing 46,500 gross leasable square feet. The center is located at 1325 E. Eisenhower Boulevard, Loveland, Colorado.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $3,950,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $85 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.

Albertson's Grocery Store was renovated in 1997. One tenant, Albertson's Grocery Store, leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Albertson's Grocery Store	46,500	100	6.62	02/00	01/20
Option 1			7.29	02/00	01/25
Option 2			7.29	02/25	01/30
Option 3			8.01	02/30	01/35
Option 4			8.01	02/35	01/40
Option 5			8.82	02/40	01/45
Option 6			8.82	02/45	01/50

This property is expected to be on a triple net lease. We expect the tenant will be responsible for all real estate taxes, insurance and common area maintenance costs.

For federal income tax purposes, the depreciable basis in this property will be approximately $2,963,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 our prospectus.

Update

The following table updates shares sold in our offerings as of November 10, 2003:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our first offering began September 15, 2003:	6,439,630	64,390,434	6,281,951	58,108,483

Shares sold pursuant to our distribution reinvestment program	1,319	12,530	-	12,530

	6,460,949	64,602,964	6,281,951	58,321,013

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.